UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Williams Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96950F104

(CUSIP Number)

J. Mike Stice

525 Central Park Drive

Oklahoma City, Oklahoma 73105

(877) 413-1023

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00434L109

1.	Names of Reporting Persons Access Midstream Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 305,947,951 Common Units+*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 305,947,951 Common Units+*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.6%++
14.	Type of Reporting Person (See Instructions) PN

+	Beneficial ownership of the Common Units and Class D Units of the Issuer referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Support Agreement (as defined below) described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Units or Class D Units of the Issuer referred to herein except for purposes of Section 13d of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed. The Reporting Person does not have any pecuniary interest in any of such units.
*	Includes 26,475,507 Common Units issuable upon conversion of 26,475,507 Class D Units: The Class D Units have voting rights as if they were outstanding Common Units.
++	Calculated in accordance with Rule 13d-3(d)(1), based on 439,706,147 of the Issuer’s Common Units outstanding as of October 21, 2014 and a total of 26,475,507 Common Units issuable upon the conversion of the Class D Units.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (“Common Units”) and Class D units of Williams Partners, L.P. (the “Issuer”). The Class D Units have voting rights equivalent to the Common Units and are convertible into Common Units on a one-for-one basis, under certain circumstances. This Schedule 13D relates to the 279,472,444 Common Units and 26,475,507 Class D Units (“Class D Units”) of the Issuer (collectively, the “WGP Held Units”) held of record by Williams Gas Pipeline, LLC (“WGP”), a subsidiary of The Williams Companies, Inc. (“Williams”).

The Issuer is a Delaware limited partnership and its principal executive offices are located at One Williams Center, Oklahoma City, Oklahoma 74172-0172.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Access Midstream Partners, L.P., a Delaware limited partnership (“ACMP”). The general partner of ACMP is Access Midstream Partners GP, L.L.C, (“ACMP General Partner”). ACMP has no directors or officers. ACMP General Partner, through its directors and officers, manages the business and activities of ACMP.

(b) The business address of ACMP and ACMP General Partner is 525 Central Park Drive, Oklahoma City, Oklahoma 73105.

(c) The principal business of ACMP is to own, operate, develop and acquire natural gas, natural gas liquids and oil gathering systems and other midstream energy assets.

(d)–(e) During the past five years, neither of ACMP nor ACMP General Partner has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling ACMP and ACMP General Partner, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. To ACMP’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described more fully in Item 4 hereof, ACMP entered into the Support Agreement (as defined below) with the Issuer and WGP pursuant to which, in part, WGP granted a proxy to ACMP to vote in favor of, and otherwise agreed to consent to, the Merger Agreement (as defined below). WGP is the record owner of the 279,472,444 Common Units of the Issuer and 26,475,507 Class D Units of the Issuer reported herein. By virtue of the Support Agreement, ACMP may be deemed to beneficially own the aggregate 305,947,951 WGP Held Units. The Support Agreement was entered into as a condition and inducement to ACMP’s willingness to enter into the Merger Agreement (as defined below), and does not require the payment of any funds by ACMP. Thus, no funds have been used for this purpose.

Item 4.	Purpose of Transaction

Merger Agreement

On October 24, 2014, an Agreement and Plan of Merger (the “Merger Agreement”) was entered into among: ACMP; ACMP General Partner; the Issuer; Williams Partners GP LLC, the Issuer’s general partner (“WPZ General Partner”); and VHMS LLC (“Merger Sub”), a wholly owned subsidiary of ACMP. Pursuant to the Merger Agreement, (1) Merger Sub, a direct wholly owned subsidiary of ACMP, will be merged with and into the Issuer, with the Issuer being the surviving limited partnership (the “Merger”) and (2) WPZ General Partner will be merged with and into ACMP General Partner, with ACMP General Partner being the surviving limited liability company (the “GP Merger”). As a result of the Merger, ACMP will become the sole limited partner of the Issuer and WPZ General Partner will cease to be the general partner of the Issuer. Following the GP Merger, ACMP shall cause a newly formed subsidiary of ACMP to replace WPZ General Partner as the general partner of the Issuer. In connection with the Merger, (i) each outstanding Common Unit of the Issuer that is held by a unitholder other than the Williams Parties (as defined below”) will be converted into the right to receive 0.86672 newly issued common units of ACMP and (ii) each outstanding Common Unit of the Issuer that is held by the Williams Parties will be converted into the right to receive 0.80036 newly issued ACMP Common Units. The “Williams Parties” include Williams and WGP, and their respective subsidiaries (other than ACMP and its subsidiaries and the Issuer and its subsidiaries). Following the closing of the Merger, it is anticipated that the Issuer will merge with and into ACMP with ACMP surviving, and that ACMP will change its name to Williams Partners, L.P.

Support Agreement

The approval and adoption of the Merger Agreement and the Merger by the Issuer requires approval by holders of at least a majority of the outstanding Common Units and Class D Units of the Issuer. As a condition and inducement to ACMP’s and the Issuer’s willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger and the GP Merger, ACMP, the Issuer and WGP entered into a Support Agreement, dated as of October 24, 2014. Pursuant to the Support Agreement, WGP irrevocably and unconditionally agreed, on the terms and subject to the conditions in the Support Agreement, to:

(a) deliver a written consent adopting and approving in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger, within two business days of the effectiveness of the registration statement on Form S-4 to be filed with the SEC by ACMP with respect to the issuance of ACMP Common Units in connection with the Merger;

(b) appear at any meeting of the limited partners of the Issuer (whether annual or special and whether or not an adjourned or postponed meeting) or otherwise cause the WGP Held Units to be counted as present at such meeting for purpose of establishing a quorum;

(c) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the WGP Held Units (i) in favor of the Merger, the adoption of the Merger Agreement and any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and (ii) against (A) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer or any of its subsidiaries contained in the Merger Agreement and (B) any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or this Agreement; and

(c) grant to, and appoint to the designee or designees of the conflicts committee of ACMP General Partner and the conflicts committee of WPZ General Partner, WGP’s irrevocable proxy and attorney-in-fact to vote (or exercise a written consent with respect to) the WGP Held Units as described in paragraphs (a) and (c) above.

The foregoing descriptions of the Merger Agreement and the Support Agreement do not purport to be complete and are qualified in its entirety by reference to the full text of the Merger Agreement and the Support Agreement, copies of which have been filed as Exhibit 2.1 and Exhibit 99.1, respectively, to the Issuer’s Current Report on Form 8-K (File No. 001-32599) filed with the Securities and Exchange Commission on October 27, 2014, which exhibits are incorporated by reference in their entirety in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) Immediately prior to the execution of the Support Agreement, ACMP did not beneficially own any Common Units or Class D Units of the Issuer. However, as of the execution of the Support Agreement, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), ACMP may be deemed to have shared voting power with respect to (and therefore beneficially own) the WGP Held Units, representing approximately 65.6% of the Common Units of the Issuer outstanding as of October 21, 2014 (including Common Units issuable upon conversion of Class D Units). Accordingly, the percentage of the outstanding Common Units deemed beneficially owned by ACMP is approximately 65.6%. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by ACMP that it is the beneficial owner of any of the WGP Held Units, except as required for purposes of Section 13d of the Exchange Act, or for any other purpose and such beneficial ownership is expressly disclaimed. ACMP does not have any pecuniary interest in any of the WGP Held Units.

Pursuant to the terms of the Support Agreement, ACMP may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3), comprised of ACMP, WGP, and Williams, with respect to the WGP Held Units, which represent 65.6% of the outstanding Common Units after giving effect to the conversion of the Class D Units. ACMP disclaims membership in such group, except as required for purposes of Section 13d of the Exchange Act.

Except pursuant to the terms of the Support Agreement as described in this Schedule 13D, ACMP does not have power to vote or direct the voting of the WGP Held Units. ACMP does not have any sole or shared power to dispose or direct the disposition of the WGP Held Units .

See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.

(c) Except as described in this Schedule 13D, neither ACMP, ACMP General Partner nor, to the ACMP’s knowledge, any of the Listed Persons, has effected any transactions in the Common Units during the past 60 days.

(d) To the knowledge of ACMP, WGP (and Williams, as the 100% owner of WGP) has the right to receive dividends from, and the proceeds from the sale of, the WGP Held Units. See Schedule 1 for the information applicable to the Listed Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

1	Agreement and Plan of Merger dated as of October 24, 2014, by and among Williams Partners L.P., a Delaware limited partnership, Williams Partners GP LLC, a Delaware limited liability company, Access Midstream Partners, L.P., a Delaware limited partnership, Access Midstream Partners GP, L.L.C., a Delaware limited liability company, and VHMS LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2.1 to Williams Partners L.P.’s Current Report on Form 8-K (File No. 001-32599) filed with the Securities and Exchange Commission on October 27, 2014).

2	Support Agreement dated as of October 24, 2014, by and among Access Midstream Partners, L.P., a Delaware limited partnership, Williams Partners L.P., a Delaware limited partnership, and Williams Gas Pipeline Company LLC, a Delaware limited liability company (incorporated by reference to Exhibit 99.2 to Williams Partners L.P.’s Current Report on Form 8-K (File No. 001-32599) filed with the Securities and Exchange Commission on October 27, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2014

Access Midstream Partners, L.P. By: Access Midstream Partners GP, L.L.C., its general partner

By:	/s/ J. Mike Stice
Name: J. Mike Stice Title: Chief Executive Officer

Schedule 1

ACMP has no directors or officers. ACMP General Partner manages the business and activities of ACMP. ACMP is controlled by Access Midstream Ventures L.L.C., which is wholly owned by its single member, Williams. Information regarding Williams and the directors and executive officers of Williams can be found in the Amendment No. 3 to Schedule 13D for Access Midstream Partners, L.P. (File No. 005-86017) filed by Williams with the Commission on October 27, 2014.

Listed Persons

Executive Officers of Access Midstream Partners GP, L.L.C

J. Mike Stice

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: Chief Executive Officer, Director

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 0

Robert S. Purgason

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: Chief Operating Officer, Director

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 112 (less than 1%)

David C. Shiels

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: Chief Financial Officer

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 0

Walter Bennett

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: Senior Vice President – Western Operations

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 0

John D. Seldenrust

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: Senior Vice President – Eastern Operations

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 0

Brad Mueller

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: Vice President and Controller

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 0

Board of Directors of Access Midstream Partners GP, L.L.C.

David A. Daberko

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: Chairman of the Board

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 0

Alan S. Armstrong

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: President and Chief Executive Officer of Williams; Chairman of the Board and Chief Executive Officer of the Issuer

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 20,000 (less than 1%) See footnote 1

Frank E. Billings

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: Senior Vice President – Corporate Strategic Development of the Issuer and Williams

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 0

Donald R. Chappel

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: Senior Vice President and Chief Financial Officer of the Issuer and Williams

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 22,584 (less than 1%) See footnotes 2 and 3

Robyn L. Ewing

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: Senior Vice President of Strategic Services and Administration and Chief Administrative Officer of Williams

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 0

Philip L. Frederickson

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: Retired

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 0

Suedeen G. Kelly

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: Co-Chair of Akin Gump Strauss Hauer & Feld, LLP

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 0

Sarah C. Miller

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: Vice President, Corporate Secretary and Assistant General Counsel of Williams

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 0

Robert S. Purgason

(see executive officers above)

Richard D. Rodekohr

c/o Access Midstream Partners, L.P.

525 Central Park Drive

Oklahoma City, Oklahoma 73105

Principal Occupation: Vice President, Financial Planning & Analysis of Williams

Citizenship: USA

Amount of Issuer Common Units Beneficially Owned: 1,258 (less than 1%)

J. Mike Stice

(see executive officers above)

1	Listed Person is the trustee of the Alan Stuart Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and the right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust. The Listed Person’s spouse is the trustee of the Shelly Stone Armstrong Trust dated June 16, 2010, who has the power to vote or to direct the vote of, the right to receive or the power to direct the receipt of dividends from, the power to dispose or direct the disposition of, and right to receive the proceeds from the sale of, 10,000 Common Units held by the Trust.
2	Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units.
3	Listed Person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units.